UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)    ☐

alstria office REIT-AG
(Name of Subject Company)

Not applicable
(Translation of Subject Company’s Name into English (if applicable))

Federal Republic of Germany
(Jurisdiction of Subject Company’s Incorporation or Organization)

alstria office REIT-AG
(Name of Person(s) Furnishing Form)

No Par Value Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

André Bense
Bäckerbreitergang 75
20355 Hamburg
Germany
+49-40-226341-329
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 4, 2009 (date of publication of offer document)
(Date Tender Offer/Rights Offering Commenced)

PART I- INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit No.

99.1	Non-binding English translation of Offer Document relating to the rights offering, dated June 4, 2009.
99.2	Notice published in the Wall Street Journal relating to the rights offering, dated June 4, 2009.

Item 2.  Informational Legends

alstria office REIT-AG has included the legend required by Rule 801(b) on the outside cover page of the non-binding English translation of the Offer Document relating to the rights offering, dated June 4, 2009.

PART II- INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDER

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Form CB with the Securities and Exchange Commission (the “SEC”), alstria office REIT-AG is filing with the SEC a written irrevocable consent and power of attorney on Form F-X.

PART VI - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

alstria office REIT-AG

By:	/s/ Alexander Dexne
	Name:	Alexander Dexne
	Title:	CFO

Date: June 4, 2009